

September 13, 2021

Marlis Yassin
Chief Financial Officer
District Metals Corp.
Suite 907, 1030 West Georgia Street
Vancouver, BC V6E 2Y3
Canada

> **Re: District Metals Corp.**
> **Draft Registration Statement on Form 20-F**
> **Submitted August 16, 2021**
> **CIK No. 0001839586**

Dear Ms. Yassin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted August 16, 2021

Cover Page

1.   We note you checked the box on the registration statement cover page to indicate that you qualify as an "emerging growth company." Please provide new disclosure to discuss the exemptions and scaled disclosure requirements available to you as an emerging growth company. Please also identify any such exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company. Lastly, please disclose the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer even if you no longer qualify as an emerging growth company.

D. Property, Plants and Equipment
Tomtebo Property - Our Material Property, page 41

2. We note your disclosure of exploration work conducted by the company including grab rock and drilling. Please revise to include the information required under Item 1304 (g)(1) and (2) of Regulation S-K with respect to your current sampling.

Liquidity and Capital Resources, page 54

3. We note your disclosure at page 54 regarding your opinion that you have sufficient capital to meet your current exploration program and corporate and overhead costs for the next twelve months, and corporate and overhead costs beyond the next twelve months. However, at page 55 you suggest that there can be no guarantee that you will be able to raise sufficient funds to fund your activities and general and administrative costs for the next twelve months. Please revise to reconcile these statements and to provide consistent disclosure regarding your short-term and long-term requirements and plans pursuant to Item 5.B of Form 20-F.

Nine Months Ended March 31, 2021 compared to the Nine Months Ended March 31, 2020, page 54

4. We note your disclosure here regarding an increase in marketing and investor relations expense of $485,944 during the nine months ended March 31, 2021, due in part to the Company having retained a marketing consultant. If applicable, please revise your disclosures under the heading Business Overview to include a description of the marketing channels used by the Company. Refer to Item 4.B.5 of Form 20-F.

G. Statement by Experts, page 82

5. We note your statement on page 82 that the scientific and technical information in the registration statement has been reviewed and approved by a qualified person as defined in National Instrument 43-101. Additionally we note your disclosure referring readers to a 43-101 technical report related to your Tomtebo project. Other definitions or standards established under National Instrument 43-101 or other mining codes are not reciprocally recognized under S-K1300. Please revise your disclosure to clarify that your disclosure of exploration results is based on and accurately reflects information and supporting documentation prepared by a qualified person, as defined in Item 1300 of Regulation S-K, and to remove referrals to information that is not compliant with S-K 1300.

Report of Independent Registered Public Accounting Firm, page F-3

6.   Please amend your registration statement to include an audit report with the name and conformed signature of your independent registered public accounting firm in accordance with Rule 2-02 of Regulation S-X. Similar revisions should be made to the audit report on page F-22.

Notes to the Condensed Consolidated Interim Financial Statements
For the Nine Months Ended March 31, 2021 and 2020
2. Significant Accounting Policies
c) Significant accounting judgments and key sources of estimation uncertainty
Determination of functional currency, page F-46

7.   We note your disclosure that the functional currency of District Metals AB is the Canadian Dollar. Further, we note that you hold significant exploration and evaluation assets in Sweden, as disclosed in Note 13 on page F-20. In that regard, please tell us how you concluded the Canadian dollar is District Metals AB's functional currency. Refer to IAS 21.

10. Financial Instruments
a) Categories of financial instruments and fair value measurements, page F-52

8.   You disclose that cash and cash equivalents are classified as fair value through profit and loss on pages F-37 and F-52. This is inconsistent with your significant accounting policies where you disclose that cash and cash equivalents are classified and measured at amortized cost. Please revise the inconsistencies in your disclosures.

General

9.   Please file as exhibits the Ainsworth Agreement and the agreement dated March 13, 2020 among the Company, Vector Geological Solutions Inc. and Daniel MacNeil. Please disclose whether services are still being performed, discuss the nature of the services, and state how many shares remain to be issued under the March 13th agreement. Also file as an exhibit the "most material" drilling contract you reference at page 20, and expand your disclosure to provide its principal terms. Refer to Item 19 of Form 20-F; see also exhibit 4 under "Instructions as to Exhibits."

10.   You indicate that you will be registering these securities pursuant to Section 12(g). Please confirm your understanding that your registration statement will automatically become effective 60 days after its initial public filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if comments remain open on the Form 20-F. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 20-F before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Nicole H. Strydom